SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 4)*

                           COLONIAL DATA TECHNOLOGIES CORP.
          .................................................................
                                   (Name of Issuer)

                        Common Stock par value $.01 per share
          .................................................................
                            (Title of Class of Securities)

                                     195642 10 3
          .................................................................
                                    (CUSIP Number)

          Robert J. Schock                         80 Pickett District Road
          (203) 355-3178                             New Milford, CT  06776
          .................................................................
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                    July 18, 1995
          .................................................................
               (Date of Event which Requires Filing of this Statement)


               If the filing person has previously filed a statement on
               Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

               Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

               Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

               *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

               The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                         13D
           CUSIP No.195642 10 3



            1 Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                Robert J. Schock
            2   Check the Appropriate Box if a Member of a Group  a)[ ]
                (See Instructions)                                b)[X]


            3   SEC Use Only



            4   Source of Funds (See Instructions)

                N/A
            5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                       [ ]

            6   Citizenship or Place or Organization
                U.S.

               Number of       7   Sole Voting Power
                 Shares            574,000
              Beneficially
                Owned by       8   Shared Voting Power
                  Each             255,295
               Reporting
                 Person
                  With         9   Sole Dispositive Power
                                   574,000


                              10   Shared Dispositive Power
                                   255,295

            11  Aggregate Amount Beneficially Owned by Each Reporting
                Person
                829,295

            12  Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)                              [ ]


            13  Percent of Class Represented by Amount in Row (11)
                5.38%


            14  Type of Reporting Person (See Instructions)
                IN



          Item 1 -  SECURITY AND ISSUER

                    This statement relates to shares of common stock, par value $0.01 per share ("Common Stock") of Colonial Data
          Technologies Corp., a Delaware corporation (formerly a
          Massachusetts corporation), with its principal executive offices located at 80 Pickett District Road, New Milford, Connecticut 06776.

          Item 2 -  IDENTITY AND BACKGROUND

          1)   (a)  Name:  Robert J. Schock

               (b)  Business Address:   80 Pickett District Road
                                        New Milford, Connecticut 06776

               (c) Principal employment and name, principal business and address of employer:
                         President and Chairman of the Board of
                         Colonial Data Technologies Corp.
                         80 Pickett District Road
                         New Milford, Connecticut 06776
                         Manufacture, Distribution and Service of
                           Telecommunications Products

               (d)  and (e) Legal Proceedings:

                    During the last five years, Mr. Schock has not been
                    (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

               (f)  Citizenship:  United States

          Item 3 -  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                    The shares covered by this Schedule 13D were acquired through the exchange of previously owned shares of Colonial Data Technologies Corp., which was a privately held Delaware corporation ("CDT"), which were exchanged for the shares of Colonial Data Technologies Corp. (formerly Rise Technology, Inc.), a Massachusetts corporation which changed its state of incorporation to Delaware in May, 1995 (the issuer covered by this Schedule 13D), pursuant to an Agreement and Plan of Reorganization dated as of May 31, 1989, by and among Rise Technology, Inc., CDT, and the stockholders and option holders of CDT. The shares of CDT had previously been acquired with personal funds of Mr. Schock.

          Item 4 -  PURPOSE OF TRANSACTION

                    The purpose of the transaction was to permit Colonial Data Technologies Corp. (formerly Rise Technology, Inc. and hereafter referred to as "Colonial Data") to acquire all of the issued and outstanding shares of CDT and to permit the former stockholders of CDT to acquire control of Colonial Data. As a result of the transaction, all of the former officers and directors of Colonial Data resigned and the officers and directors of CDT assumed such positions in Colonial Data. Upon such assumption, Colonial Data, which had previously discontinued any business operations other than reducing its assets to cash and effectuating the transaction with CDT stockholders, continued the operations of CDT as a wholly-owned subsidiary. Mr. Schock does not have any current intention to acquire or dispose of any shares of Common Stock, provided that he may acquire or dispose of shares in accordance with his investment requirements, and except for the previously effected change disclosed in the foregoing sentences of the reply to this item, Mr. Schock does not have any plans or proposals relating to any matter covered by sub-items (a) through (j) of this item.

          Item 5 -  INTEREST IN SECURITIES OF ISSUER

               a. Mr. Schock beneficially owns 829,295 shares of Common Stock constituting 5.38% of the issued and outstanding shares of Common Stock of Colonial Data Technologies based upon the number of shares of Common Stock issued and outstanding on July 18, 1995. These shares include 255,295 shares held by family members. Mr. Schock may be deemed to share voting and investment power over such shares.

               b. Sole power to vote or direct the vote: 574,000 Shared power to vote or direct the vote: 255,295 Sole power to dispose or direct the disposition: 574,000
                    Shared power to dispose or direct the
                      disposition:  255,295

                    With respect to persons with whom Mr. Schock may be deemed to share voting or dispositive power over the shares of Common Stock described in this Item 5(b), the following information is provided:

                    (1)  a)   Name:  Margaret A. Schock

                         b)   Residence Address:  7 Silversmith Drive
                                                  Danbury, CT 06811

                         c) Principal employment and name, principal business and address of employer:

                              N/A:  not currently employed

                         d)   and e)  Legal Proceedings:
                              During the last five years, Margaret A. Shock has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                         f)   Citizenship:  United States

               c. On July 18, 1995 Mr. Schock's wife completed the sale of 225,000 shares of Common Stock in an underwritten registered public offering, at a price of $22.625 per share, before underwriting discount of $1.244 per share.

               d.   Not applicable.

               e.   Not applicable.

          Item 6 -  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                    Each of the directors, executive officers, selling stockholders and certain other stockholders, including Mr. Schock has entered into a lock-up agreement with the underwriters of the public offering described in Item 5 above, whereby such individual will not dispose of the shares of Common Stock of Colonial Data owned directly by such person or with respect to which such person has the power of disposition for a period of 180 days after June 13, 1995, without the prior written consent of First Albany Corporation on behalf of itself and the other underwriters.

          Item 7 -  MATERIAL TO BE FILED AS EXHIBITS

                    None


          Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          July 20, 1995
          .................................................................
          Date
               /s/ Robert J. Schock
          .................................................................
          Signature

          Robert J. Schock
          .................................................................
          Name